EXHIBIT 13.1
Quarterly report to shareholders
First quarter 2021
Financial highlights

	three months ended March 31
(millions of $, except per share amounts)	2021	2020

Income
Revenues	3,381	3,418
Net (loss)/income attributable to common shares	(1,057)	1,148
per common share – basic and diluted	($1.11)	$1.22
Comparable EBITDA	2,492	2,535
Comparable earnings	1,108	1,109
per common share	$1.16	$1.18

Cash flows
Net cash provided by operations	1,666	1,723
Comparable funds generated from operations	2,023	2,094
Capital spending[1]	1,885	2,269

Dividends declared
Per common share	$0.87	$0.81
Basic common shares outstanding (millions)
– weighted average for the period	953	939
– issued and outstanding at end of period	979	940
1Includes capacity capital expenditures, maintenance capital expenditures, capital projects in development and contributions to equity investments.

Management’s discussion and analysis
May 6, 2021
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TC Energy Corporation (TC Energy). It discusses our business, operations, financial position, risks and other factors for the three months ended March 31, 2021, and should be read with the accompanying unaudited Condensed consolidated financial statements for the three months ended March 31, 2021, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2020 audited Consolidated financial statements and notes and the MD&A in our 2020 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are defined in our 2020 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion
•expected cash flows and future financing options available, including portfolio management
•expected dividend growth
•expected access to and cost of capital
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities
•expected regulatory processes and outcomes
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•the expected impact of future tax and accounting changes
•expected industry, market and economic conditions
•the expected impacts of COVID-19.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.
2 | TC Energy First Quarter 2021

Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipeline, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions
•inflation rates and commodity prices
•interest, tax and foreign exchange rates
•nature and scope of hedging
•expected impact of COVID-19.
Risks and uncertainties
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•the operating performance of our pipeline, power and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•the amount of capacity payments and revenues from our power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost and availability of labour, equipment and materials
•the availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19
•our ability to realize the value of tangible assets and contractual recoveries from impaired assets, including the Keystone XL pipeline project
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cyber security and technological developments
•economic conditions in North America as well as globally
•global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.
You can read more about these factors and others in this MD&A and in other reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2020 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
TC Energy First Quarter 2021 | 3

FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form (AIF) and other disclosure documents, which are available on SEDAR (www.sedar.com).
NON-GAAP MEASURES
This MD&A references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•certain fair value adjustments relating to risk management activities
•legal, contractual and bankruptcy settlements
•impairment of goodwill, plant, property and equipment, investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations
4 | TC Energy First Quarter 2021

Comparable EBITDA and comparable EBIT
Comparable EBITDA (comparable earnings before interest, taxes, depreciation and amortization) represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT (comparable earnings before interest and taxes) represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment section for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Financial condition section for a reconciliation to Net cash provided by operations.
TC Energy First Quarter 2021 | 5

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows.
Our capital program consists of approximately $20 billion of secured projects which include commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage. An additional $7 billion of projects under development are commercially supported (except where noted) but have greater uncertainty with respect to timing and estimated project costs and are subject to certain key approvals.
Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
In the three months ended March 31, 2021, we placed approximately $0.2 billion of capacity capital projects in service, mainly comprised of the remainder of BXP. In addition, approximately $0.3 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, as well as the additional restrictions and uncertainty presented by the ongoing impact of COVID-19. Amounts included in the following tables exclude capitalized interest and AFUDC.
6 | TC Energy First Quarter 2021

Secured projects

	Expected in-service date	Estimated project cost[1]	Carrying value at March 31, 2021
(billions of $)

Canadian Natural Gas Pipelines
Canadian Mainline	2021-2024	0.2	0.1
NGTL System[2]	2021	1.2	0.5
	2022	3.2	1.0
	2023	1.7	0.1
	2024+	0.5	—
Coastal GasLink[3]	2023	0.2	0.2
Regulated maintenance capital expenditures	2021-2023	2.0	0.1
U.S. Natural Gas Pipelines
Other capacity capital	2021-2023	US 2.2	US 0.7
Regulated maintenance capital expenditures	2021-2023	US 2.1	US 0.1
Mexico Natural Gas Pipelines
Villa de Reyes	2021	US 0.9	US 0.8
Tula[4]	—	US 0.8	US 0.6
Liquids Pipelines
Other capacity capital	2022	US 0.1	—
Recoverable maintenance capital expenditures	2021-2023	0.1	—
Power and Storage
Bruce Power – life extension[5]	2021-2024	2.6	1.4
Other
Non-recoverable maintenance capital expenditures[6]	2021-2023	0.6	0.1
		18.4	5.7
Foreign exchange impact on secured projects[7]		1.6	0.6
Total secured projects (Cdn$)		20.0	6.3
1Amounts reflect 100 per cent of costs related to wholly-owned assets as well as cash contributions to our joint venture investments.
2Estimated project costs for 2022 and 2023 include $0.5 billion for the Foothills pipeline system related to the 2023 West Path Expansion Program.
3The estimated project cost and carrying value represent our share of partner equity contributions to the project, with the expected in-service date and estimated project cost reflecting the last project update. Refer to the Recent developments – Canadian Natural Gas Pipelines section for additional information regarding the ongoing review of project cost and schedule.
4Construction of the central segment of the Tula project has been delayed due to a lack of progress to successfully complete Indigenous consultation by the Secretary of Energy. Project completion is expected approximately two years after the consultation process is successfully concluded. The East Section of the Tula pipeline is available for interruptible transportation services.
5Reflects our expected share of cash contributions for the Unit 6 MCR program costs, expected to be in service in 2023, and amounts to be invested under the Asset Management program through 2024.
6Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.
7Reflects U.S./Canada foreign exchange rate of 1.26 at March 31, 2021.
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Projects under development
The costs provided in the table below reflect the most recent estimates for each project as filed with the various regulatory authorities or otherwise determined by management.

	Estimated project cost[1]	Carrying value at March 31, 2021
(billions of $)

U.S. Natural Gas Pipelines
Other capacity capital[2]	US 0.3	—
Liquids Pipelines
Grand Rapids Phase 2[3]	0.7	—
Power and Storage
Bruce Power – life extension[4]	5.9	0.2
	6.9	0.2
Foreign exchange impact on projects under development[5]	0.1	—
Total projects under development (Cdn$)	7.0	0.2
1Amounts reflect our proportionate share of joint venture costs where applicable and 100 per cent of costs related to wholly-owned assets.
2Includes projects subject to a positive customer FID.
3Regulatory approvals have been obtained and additional commercial support is being pursued.
4Reflects our proportionate share of MCR program costs for Units 3, 4, 5, 7 and 8, and the remaining Asset Management program costs beyond 2024.
5Reflects U.S./Canada foreign exchange rate of 1.26 at March 31, 2021.
8 | TC Energy First Quarter 2021

Consolidated results – first quarter 2021

	three months ended March 31
(millions of $, except per share amounts)	2021	2020

Canadian Natural Gas Pipelines	356	291
U.S. Natural Gas Pipelines	873	838
Mexico Natural Gas Pipelines	152	239
Liquids Pipelines	(2,508)	411
Power and Storage	163	64
Corporate	32	301
Total segmented (losses)/earnings	(932)	2,144
Interest expense	(570)	(578)
Allowance for funds used during construction	50	82
Interest income and other	62	(527)
(Loss)/income before income taxes	(1,390)	1,121
Income tax recovery	440	164
Net (loss)/income	(950)	1,285
Net income attributable to non-controlling interests	(69)	(96)
Net (loss)/income attributable to controlling interests	(1,019)	1,189
Preferred share dividends	(38)	(41)
Net (loss)/income attributable to common shares	(1,057)	1,148
Net (loss)/income per common share – basic	($1.11)	$1.22
Net (loss)/income attributable to common shares decreased by $2.2 billion or $2.33 per common share for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the $2.2 billion after-tax asset impairment of the Keystone XL pipeline project, net of expected contractual recoveries and other contractual and legal obligations, recorded through the income statement and also reflects the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021.
The following specific items were recognized in Net (loss)/income attributable to common shares and were excluded from comparable earnings:
First quarter 2021
•an after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, of $2.2 billion related to the formal suspension of the Keystone XL pipeline project following the January 20, 2021 revocation of the Presidential Permit. Refer to the Recent developments section for additional information.
The Keystone XL pipeline asset impairment charge does not reflect offsetting amounts with respect to the Government of Alberta's investment and guarantees which are expected to be recorded through the statement of equity in future periods and would serve to reduce our net financial exposure on the Keystone XL pipeline project. Refer to the Recent developments – Liquids Pipelines section for additional information.
First quarter 2020
•an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized
•an incremental after-tax loss of $77 million related to the Ontario natural-gas fired power plant assets held for sale.
Net (loss)/income in both periods included unrealized gains and losses from changes in risk management activities which we exclude, along with the above noted items, to arrive at comparable earnings. A reconciliation of Net (loss)/income attributable to common shares to comparable earnings is shown in the following table.
TC Energy First Quarter 2021 | 9

RECONCILIATION OF NET (LOSS)/INCOME TO COMPARABLE EARNINGS

	three months ended March 31
(millions of $, except per share amounts)	2021	2020

Net (loss)/income attributable to common shares	(1,057)	1,148
Specific items (net of tax):
Keystone XL asset impairment charge and other	2,192	—
Income tax valuation allowance release	—	(281)
Loss on Ontario natural gas-fired power plant assets held for sale	—	77
Risk management activities[1]	(27)	165
Comparable earnings	1,108	1,109
Net (loss)/income per common share	($1.11)	$1.22
Specific items (net of tax):
Keystone XL asset impairment charge and other	2.30	—
Income tax valuation allowance release	—	(0.30)
Loss on Ontario natural gas-fired power plant assets held for sale	—	0.08
Risk management activities	(0.03)	0.18
Comparable earnings per common share	$1.16	$1.18

1	Risk management activities	three months ended March 31
	(millions of $)	2021	2020

	U.S. Natural Gas marketing	6	—
	Liquids marketing	24	48
	Canadian Power	—	1
	Natural Gas Storage	1	3
	Foreign exchange	5	(272)
	Income tax attributable to risk management activities	(9)	55
	Total unrealized gains/(losses) from risk management activities	27	(165)
10 | TC Energy First Quarter 2021

COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented (losses)/earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization. For further information on our reconciliation to comparable EBITDA refer to the business segment financial results sections.

	three months ended March 31
(millions of $, except per share amounts)	2021	2020

Comparable EBITDA
Canadian Natural Gas Pipelines	686	597
U.S. Natural Gas Pipelines	1,055	1,032
Mexico Natural Gas Pipelines	180	269
Liquids Pipelines	393	445
Power and Storage	181	194
Corporate	(3)	(2)
Comparable EBITDA	2,492	2,535
Depreciation and amortization	(645)	(630)
Interest expense	(570)	(578)
Allowance for funds used during construction	50	82
Interest income and other included in comparable earnings	92	48
Income tax expense included in comparable earnings	(204)	(211)
Net income attributable to non-controlling interests	(69)	(96)
Preferred share dividends	(38)	(41)
Comparable earnings	1,108	1,109
Comparable earnings per common share	$1.16	$1.18
Comparable EBITDA – 2021 versus 2020
Comparable EBITDA decreased by $43 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•lower contribution from Mexico Natural Gas Pipelines mainly due to US$55 million of fees recognized in 2020 associated with the successful completion of the Sur de Texas pipeline
•decreased earnings from Liquids Pipelines due to lower volumes on the Keystone Pipeline System, partially offset by increased contributions from liquids marketing activities mainly resulting from higher margins and volumes
•lower Power and Storage results attributable to reduced earnings in Bruce Power in 2021 primarily due to greater outage days, partially offset by first quarter gains in 2021 on funds invested for post-retirement benefits
•higher comparable EBITDA from Canadian Natural Gas Pipelines largely due to the impact of increased flow-through depreciation and financial charges along with higher rate-base earnings on the NGTL System, Coastal GasLink development fees and increased flow-through income taxes on the Canadian Mainline, partially offset by lower flow-through financial charges on the Canadian Mainline
•increased earnings in U.S. Natural Gas Pipelines from Columbia Gas following the application for higher transportation rates effective February 1, 2021, subject to refund upon completion of the current rate proceeding along with incremental earnings resulting from greater capitalized pipeline integrity costs in 2021 compared to 2020
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. While the weakening of the U.S. dollar in first quarter 2021 compared to the same period in 2020 had a negative impact on first quarter 2021 comparable EBITDA, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges. Refer to the Foreign exchange discussion below for additional information.
TC Energy First Quarter 2021 | 11

Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2021 versus 2020
Comparable earnings decreased by $1 million or $0.02 per common share for the three months ended March 31, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•lower Allowance for funds used during construction (AFUDC), predominantly on account of the suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 due to ongoing project delays
•higher Depreciation and amortization largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new assets placed in service
•higher Interest income and other mainly attributable to realized gains in 2021 compared to realized losses in 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income, partially offset by lower unrealized foreign exchange gains on peso-denominated deferred income tax liabilities net of derivatives used to manage this exposure
•decreased Non-controlling interests as a result of the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy
•lower Interest expense as a result of the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest as well as lower interest rates on reduced levels of short-term borrowings. Refer to the Foreign exchange discussion below for additional information. This was partially offset by lower capitalized interest largely related to the completion of the Napanee power plant in first quarter 2020, the change to equity accounting for our Coastal GasLink investment upon the sale of a 65 per cent interest in the project in second quarter 2020 and the revocation of the Presidential Permit for the Keystone XL pipeline in January 2021.
Comparable earnings per share reflects the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021. Refer to the Financial condition section of this MD&A for further information on common share issuances.
Foreign exchange
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our comparable EBITDA and net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling two-year forward basis using foreign exchange derivatives, however, the natural exposure beyond that period remains.
Average exchange rate — U.S. to Canadian dollars
The average exchange rate for one U.S. dollar converted into Canadian dollars was as follows:

three months ended March 31, 2021	1.27
three months ended March 31, 2020	1.34
12 | TC Energy First Quarter 2021

The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. and Mexico Natural Gas Pipelines operations along with portions of our Liquids Pipelines business. Comparable EBITDA is a non-GAAP measure.

Pre-tax U.S. dollar-denominated income and expense items	three months ended March 31
(millions of US$)	2021	2020

U.S. Natural Gas Pipelines comparable EBITDA	833	766
Mexico Natural Gas Pipelines comparable EBITDA[1]	159	223
U.S. Liquids Pipelines comparable EBITDA	228	255
	1,220	1,244
Depreciation and amortization	(218)	(214)
Interest on long-term debt and junior subordinated notes	(317)	(332)
Capitalized interest on capital expenditures	9	12
Allowance for funds used during construction	17	33
Non-controlling interests and other	(55)	(72)
	656	671
1Excludes interest expense on our inter-affiliate loan with Sur de Texas which is fully offset in Interest income and other.
TC Energy First Quarter 2021 | 13

Outlook
Consolidated comparable earnings
Our overall comparable earnings per common share outlook for 2021 remains consistent with the 2020 Annual Report. We continue to monitor the impact of COVID-19 on energy markets, our construction projects and regulatory proceedings for any potential effect on our 2021 comparable earnings per common share.
Consolidated capital spending
Our expected total capital expenditures for 2021 as outlined in the 2020 Annual Report remain materially unchanged. Although we have observed some slowdown on certain of our construction activities and capital expenditures, we do not believe disruptions related to COVID-19 will be material to our overall 2021 capital program but recognize that uncertainty continues to exist.
14 | TC Energy First Quarter 2021

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2021	2020

NGTL System	397	344
Canadian Mainline	236	225
Other Canadian pipelines[1]	53	28
Comparable EBITDA	686	597
Depreciation and amortization	(330)	(306)
Comparable EBIT and segmented earnings	356	291
1Includes results from Foothills, Ventures LP, Great Lakes Canada, our investment in TQM, Coastal GasLink development fee revenue as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
Canadian Natural Gas Pipelines comparable EBIT and segmented earnings increased by $65 million for the three months ended March 31, 2021 compared to the same period in 2020.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes affect comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended March 31
(millions of $)	2021	2020

Net Income
NGTL System	152	135
Canadian Mainline	51	39
Average investment base
NGTL System	15,011	13,399
Canadian Mainline	3,702	3,633
Net income for the NGTL System increased by $17 million for the three months ended March 31, 2021 compared to the same period in 2020 mainly due to a higher average investment base resulting from continued system expansions. The NGTL System is operating under the 2020-2024 Revenue Requirement Settlement which includes an ROE of 10.1 per cent on 40 per cent deemed common equity, the opportunity to increase depreciation rates if tolls fall below projected levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers.
Net income for the Canadian Mainline increased by $12 million for the three months ended March 31, 2021 compared to the same period in 2020 largely due to the elimination of a $20 million after-tax annual TC Energy contribution included in the previous NEB 2014 Decision and higher incentive earnings in 2021. Beginning January 1, 2021, the Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to either decrease costs and/or increase revenues on the pipeline resulting in a beneficial sharing mechanism with our customers.
TC Energy First Quarter 2021 | 15

COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $89 million for the three months ended March 31, 2021 compared to the same period in 2020 due to the net effect of:
•higher flow-through depreciation due to additional facilities placed in service, increased rate-base earnings and higher flow-through financial charges, partially offset by lower flow-through income taxes on the NGTL System
•Coastal GasLink development fee revenue recognized in 2021
•higher flow-through income taxes, elimination of the TC Energy contribution and increased incentive earnings, partially offset by lower flow-through financial charges on the Canadian Mainline.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $24 million for the three months ended March 31, 2021 compared to the same period in 2020 mainly due to NGTL System expansion facilities that were placed in service.
16 | TC Energy First Quarter 2021

U.S. Natural Gas Pipelines
On March 3, 2021, we acquired all the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy or our affiliates in exchange for TC Energy common shares (TC PipeLines, LP acquisition). Refer to the Recent developments section for additional information. TC PipeLines, LP results for the three months ended March 31, 2021 reflect our ownership interests in eight natural gas pipelines prior to the acquisition.
The table below is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2021	2020

Columbia Gas	408	372
ANR	151	147
Columbia Gulf	57	50
Great Lakes[1,4]	41	30
GTN[2,4]	15	—
Other U.S. pipelines[3,4]	60	28
TC PipeLines, LP4,5	24	34
Non-controlling interests[5]	77	105
Comparable EBITDA	833	766
Depreciation and amortization	(148)	(144)
Comparable EBIT	685	622
Foreign exchange impact	182	216
Comparable EBIT (Cdn$)	867	838
Specific item:
Risk management activities	6	—
Segmented earnings (Cdn$)	873	838
1Results reflect our 53.55 per cent direct interest in Great Lakes until March 3, 2021 and our 100 per cent ownership interest subsequent to the TC PipeLines, LP acquisition.
2Reflects 100 per cent of GTN's earnings subsequent to the TC PipeLines, LP acquisition on March 3, 2021.
3Reflects earnings from our ownership in our mineral rights business (CEVCO), Crossroads, and our share of equity income from Millennium and Hardy Storage, as well as general and administrative and business development costs related to our U.S. natural gas pipelines. For the period subsequent to the TC PipeLines, LP acquisition on March 3, 2021, results also include our ownership interest in Bison, North Baja, Portland, Tuscarora and our share of equity income from Northern Border and Iroquois.
4Our ownership interest in TC PipeLines, LP was 25.5 per cent prior to the acquisition on March 3, 2021, at which time it became 100 per cent. Prior to March 3, 2021, results included TC PipeLines, LP’s 46.45 per cent interest in Great Lakes, its ownership of GTN, Bison, North Baja, Portland and Tuscarora as well as its share of equity income from Northern Border and Iroquois.
5Reflects earnings attributable to portions of TC PipeLines, LP and Portland that we did not own prior to the TC PipeLines, LP acquisition on March 3, 2021, and subsequently reflects earnings attributable to the remaining 38.3 per cent interest in Portland we do not own.
U.S. Natural Gas Pipelines segmented earnings increased by $35 million for the three months ended March 31, 2021 compared to the same period in 2020 and included unrealized gains from changes in the fair value of derivatives related to our U.S. Natural Gas marketing business in 2021 which have been excluded from our calculation of comparable EBIT. A weaker U.S. dollar in 2021 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.
TC Energy First Quarter 2021 | 17

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$67 million for the three months ended March 31, 2021 compared to the same period in 2020 and was primarily due to the net effect of:
•a net increase in earnings from Columbia Gas following the application for higher transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding, along with incremental earnings resulting from greater capitalized pipeline integrity costs in 2021 compared to 2020 and the contribution from growth projects placed in service, partially offset by higher property taxes due to projects placed in service. Refer to the Recent developments section for additional information
•increased earnings across our U.S. Natural Gas Pipelines assets due to the cold weather events of first quarter 2021 impacting many of the U.S. markets in which we operate.
The positive impact on comparable earnings following the March 3, 2021 TC PipeLines, LP acquisition noted above is reflected through a reduction in Non-controlling interests. Refer to the Corporate – Net income attributable to non-controlling interests section for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$4 million for the three months ended March 31, 2021 compared to the same period in 2020 mainly due to new projects placed in service.
18 | TC Energy First Quarter 2021

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2021	2020

Topolobampo	41	40
Sur de Texas[1]	34	94
Tamazunchale	31	30
Guadalajara	19	16
Mazatlán	17	18
Comparable EBITDA	142	198
Depreciation and amortization	(22)	(22)
Comparable EBIT	120	176
Foreign exchange impact	32	63
Comparable EBIT and segmented earnings (Cdn$)	152	239
1Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings decreased by $87 million for the three months ended March 31, 2021 compared to the same period in 2020. Lower comparable EBITDA and a weaker U.S. dollar in 2021 had a negative impact on the Canadian dollar equivalent segmented earnings compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines decreased by US$56 million for the three months ended March 31, 2021 compared to the same period in 2020 largely due to US$55 million of fees recognized in 2020 associated with the successful completion of the Sur de Texas pipeline.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended March 31, 2021 was consistent with the same period in 2020.

TC Energy First Quarter 2021 | 19

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2021	2020

Keystone Pipeline System	318	388
Intra-Alberta pipelines[1]	22	24
Liquids marketing and other	53	33
Comparable EBITDA	393	445
Depreciation and amortization	(80)	(82)
Comparable EBIT	313	363
Specific items:
Keystone XL asset impairment charge and other	(2,845)	—
Risk management activities	24	48
Segmented (losses)/earnings	(2,508)	411
Comparable EBITDA denominated as follows:
Canadian dollars	104	102
U.S. dollars	228	255
Foreign exchange impact	61	88
Comparable EBITDA	393	445
1Intra-Alberta pipelines include Grand Rapids, White Spruce and Northern Courier.
Liquids Pipelines segmented (losses)/earnings decreased by $2.9 billion to a segmented loss of $2.5 billion for the three months ended March 31, 2021 compared to segmented earnings of $0.4 billion for the same period in 2020 and included the following specific items which have been excluded from our calculation of comparable EBIT and comparable earnings:
•a pre-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, of $2.8 billion related to the Keystone XL pipeline and related projects in connection with the January 20, 2021 revocation of the Presidential Permit. Refer to the Recent developments section for additional information
•unrealized gains from changes in the fair value of derivatives related to our liquids marketing business.
A weaker U.S. dollar in 2021 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for Liquids Pipelines decreased by $52 million for the three months ended March 31, 2021 compared to the same period in 2020 and was primarily due to the net effect of:
•lower volumes on the Keystone Pipeline System
•higher contributions from liquids marketing activities mainly attributable to higher margins and volumes.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $2 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily as a result of a weaker U.S. dollar.
20 | TC Energy First Quarter 2021

Power and Storage
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2021	2020

Bruce Power[1]	94	119
Canadian Power[2]	69	70
Natural Gas Storage and other	18	5
Comparable EBITDA	181	194
Depreciation and amortization	(19)	(18)
Comparable EBIT	162	176
Specific items:
Loss on Ontario natural gas-fired power plant assets held for sale	—	(116)
Risk management activities	1	4
Segmented earnings	163	64
1Represents our share of equity income from Bruce Power.
2Includes Napanee from in-service in March 2020 and our Ontario natural gas-fired power plants until sold in April 2020.
Power and Storage segmented earnings increased by $99 million for the three months ended March 31, 2021 compared to the same period in 2020 and included the following specific items which have been excluded from comparable EBIT:
•pre-tax loss of $116 million for the three months ended March 31, 2020 related to our Ontario natural gas-fired power plant assets held for sale
•unrealized gains from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks.
Comparable EBITDA for Power and Storage decreased by $13 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the net effect of:
•decreased Bruce Power results mainly attributable to lower volumes resulting from greater outage days, partially offset by first quarter 2021 gains on funds invested for post-retirement benefits
•increased Natural Gas Storage and other earnings as a result of higher realized Alberta natural gas storage spreads and incremental TC Turbines earnings following the November 2020 acquisition of the remaining 50 per cent ownership interest
•consistent Canadian Power earnings reflecting the net effect of the sale of our Ontario natural gas-fired power plants in April 2020, offset by higher realized margins in 2021 as well as earnings from our MacKay River cogeneration facility following its return to service in May 2020.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended March 31, 2021 was consistent with the same period in 2020.
TC Energy First Quarter 2021 | 21

BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended March 31
(millions of $, unless otherwise noted)	2021	2020

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	404	467
Operating expenses	(225)	(236)
Depreciation and other	(85)	(112)
Comparable EBITDA and EBIT[2]	94	119
Bruce Power – other information
Plant availability[3,4]	86%	92%
Planned outage days[4]	74	46
Unplanned outage days	15	6
Sales volumes (GWh)[2]	5,064	5,592
Realized power price per MWh[5]	$79	$81
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.
2Represents our 48.4 per cent ownership interest in Bruce Power. Sales volumes include deemed generation and Unit 6 output until January 2020 when its MCR program commenced.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes Unit 6 MCR outage days.
5Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
The Unit 6 MCR outage commenced in January 2020. Planned maintenance on Unit 1 was completed in first quarter 2021 and began on Unit 3 in March 2021 with an expected completion in early fourth quarter 2021. Planned maintenance is expected to occur on Unit 7 in fourth quarter 2021. The average 2021 plant availability, excluding the Unit 6 MCR, is expected to be in the mid-80 per cent range.
22 | TC Energy First Quarter 2021

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to Corporate segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2021	2020

Comparable EBITDA and EBIT	(3)	(2)
Specific item:
Foreign exchange gain – inter-affiliate loans[1]	35	303
Segmented earnings	32	301
1Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented earnings decreased by $269 million for the three months ended March 31, 2021 compared to the same period in 2020 due to lower foreign exchange gains on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These amounts are recorded in Income from equity investments in the Corporate segment and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange losses on the inter-affiliate loan receivable included in Interest income and other. Refer to the Financial risks and financial instruments – Related Party Transactions section for additional information.
Interest expense

	three months ended March 31
(millions of $)	2021	2020

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(170)	(157)
U.S. dollar-denominated	(317)	(332)
Foreign exchange impact	(84)	(115)
	(571)	(604)
Other interest and amortization expense	(16)	(38)
Capitalized interest	17	64
Interest expense	(570)	(578)
Interest expense decreased by $8 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the net effect of:
•the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest
•long-term debt issuances, net of maturities. Refer to the Financial condition section for additional information
•lower interest rates on reduced levels of short-term borrowings
•lower capitalized interest due to the completion of the Napanee power plant in first quarter 2020, the change to equity accounting for our Coastal GasLink investment upon the sale of a 65 per cent interest in the project in second quarter 2020 and the revocation of the Presidential Permit for the Keystone XL pipeline in January 2021.
TC Energy First Quarter 2021 | 23

Allowance for funds used during construction

	three months ended March 31
(millions of $)	2021	2020

Canadian dollar-denominated	28	37
U.S. dollar-denominated	17	33
Foreign exchange impact	5	12
Allowance for funds used during construction	50	82
AFUDC decreased by $32 million for the three months ended March 31, 2021 compared to the same period in 2020. The decrease in Canadian dollar-denominated AFUDC is primarily due to NGTL System expansion projects placed in service. The decrease in U.S. dollar-denominated AFUDC is primarily the result of the suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 due to ongoing delays on the project.
Interest income and other

	three months ended March 31
(millions of $)	2021	2020

Interest income and other included in comparable earnings	92	48
Specific items:
Foreign exchange losses – inter-affiliate loan	(35)	(303)
Risk management activities	5	(272)
Interest income and other	62	(527)
Interest income and other increased by $589 million for the three months ended March 31, 2021 compared to the same period in 2020 and included the following specific items which have been removed from our calculation of Interest income and other included in comparable earnings:
•foreign exchange losses on the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
Interest income and other included in comparable earnings increased by $44 million for the three months ended March 31, 2021 compared to the same period in 2020 due to the net effect of:
•realized gains in 2021 compared to realized losses in 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income
•lower unrealized foreign exchange gains on peso-denominated deferred income tax liabilities, reflecting the weakening of the Mexican peso by a lesser degree in 2021 than in 2020, partially offset by lower realized losses on derivatives used to manage this exposure.
Our proportionate share of the corresponding foreign exchange gains and interest expense on the peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners is reflected in Income from equity investments in the Corporate and Mexico Natural Gas Pipelines segments, respectively, resulting in no impact on net income. Refer to the Financial risks and financial instruments – Related Party Transactions section for additional information.
24 | TC Energy First Quarter 2021

Income tax (expense)/recovery

	three months ended March 31
(millions of $)	2021	2020

Income tax expense included in comparable earnings	(204)	(211)
Specific items:
Keystone XL asset impairment charge and other	653	—
Income tax valuation allowance release	—	281
Loss on Ontario natural gas-fired power plant assets held for sale	—	39
Risk management activities	(9)	55
Income tax recovery	440	164
Income tax recovery increased by $276 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the tax effect of the first quarter 2021 Keystone XL pipeline asset impairment charge, partially offset by the income tax valuation allowance release of $281 million which was recorded in first quarter 2020 following our reassessment of deferred tax assets that are deemed more likely than not to be realized. These items were removed from Income tax expense included in comparable earnings in addition to the tax impacts of the specific items referenced in the U.S. Natural Gas Pipelines, Liquids Pipelines, Power and Storage and other noted sections of the MD&A.
Income tax expense included in comparable earnings decreased by $7 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to higher foreign income tax rate differentials.
Net income attributable to non-controlling interests

	three months ended March 31
(millions of $)	2021	2020

Net income attributable to non-controlling interests	(69)	(96)
Net income attributable to non-controlling interests for the three months ended March 31, 2021 decreased by $27 million compared to the same period in 2020 primarily as a result of the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy. Subsequent to the acquisition, TC PipeLines, LP became an indirect, wholly-owned subsidiary of TC Energy. Refer to the U.S. Natural Gas Pipelines section and Note 10, Redeemable non-controlling interest and non-controlling interests, of our Condensed consolidated financial statements for additional information.
Preferred share dividends

	three months ended March 31
(millions of $)	2021	2020

Preferred share dividends	(38)	(41)

TC Energy First Quarter 2021 | 25

Recent developments
COVID-19
Amid the ongoing adaptations and restrictions in place as a result of the COVID-19 pandemic, we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. While it remains premature to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we have observed some slowdown on certain of our construction activities and capital expenditures largely due to permitting delays as regulators have been unable to process permits and conduct consultations within timeframes that were originally anticipated. Additional details for capital projects more significantly impacted by COVID-19 are provided below.
The degree to which COVID-19 has a more pronounced longer-term impact on our operations and growth projects will depend on future developments, policies and actions, all of which remain highly uncertain. Additional information regarding the risks, uncertainties and impact on our business from COVID-19 can be found throughout this MD&A including the Capital program, Outlook, Financial risks and financial instruments sections.
CANADIAN NATURAL GAS PIPELINES
Coastal GasLink
In December 2020, in response to the COVID-19 pandemic, the British Columbia Provincial Health Officer issued an order restricting the number of workers on site for industrial projects in the Northern Health Authority region of British Columbia. Additional health and safety measures were implemented by Coastal GasLink to prevent and control the risk of transmission of COVID-19 among workers at the camps and at the worksites, enabling the project to proceed with critical activities. On April 13, 2021, the provincial health order was lifted allowing the project to finalize the Coastal GasLink remobilization plans for the summer construction program.
As a result of scope changes, permit delays and the impacts from COVID-19, including the provincial health order, we continue to expect project costs to increase significantly along with a delay to project completion compared to the original project cost and schedule. Coastal GasLink will continue to mitigate cost increases and schedule deferrals and is working with LNG Canada on establishing a revised project plan and budget. Incremental costs will be included in the final pipeline tolls, subject to certain conditions. We do not anticipate our future equity contributions will increase significantly following the conclusion of this process.
U.S. NATURAL GAS PIPELINES
Columbia Gas Section 4 Rate Case
Columbia Gas filed a Section 4 Rate Case with FERC in July 2020 requesting an increase to Columbia Gas' maximum transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding. The rate case is progressing as expected as we continue to pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations.
Acquisition of TC PipeLines, LP
On March 3, 2021, we completed the previously announced acquisition pursuant to the agreement dated December 14, 2020. Refer to the Recent developments – Corporate section for additional information.
Grand Chenier XPress
Phase I of Grand Chenier XPress, an expansion project on the ANR pipeline system connecting supply directly to U.S. Gulf Coast LNG export facilities, went into service in April 2021. Phase II is expected to be placed in service in early 2022.
26 | TC Energy First Quarter 2021

MEXICO NATURAL GAS PIPELINES
Tula and Villa de Reyes
The CFE initiated arbitration in June 2019 for the Tula and Villa de Reyes projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are currently suspended while management advances settlement discussions with the CFE.
Villa de Reyes construction is ongoing but has been delayed due to COVID-19 contingency measures which have impeded our ability to obtain work authorizations as a result of administrative closures. We expect to complete construction of Villa de Reyes in 2021.
LIQUIDS PIPELINES
Keystone XL
On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked and, as a result, we suspended the advancement of the project and ceased capitalizing costs, including interest during construction, while we assessed the options available to us and our partner, the Government of Alberta. We have subsequently agreed with the Government of Alberta to formally suspend the Keystone XL pipeline project and have evaluated our investment for impairment along with those in related capital projects in development including Heartland Pipeline, TC Terminals and Keystone Hardisty Terminal. We determined that the carrying amount of these assets was no longer fully recoverable. As a result, in first quarter 2021, we recognized an asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to suspension activities, of $2.8 billion ($2.2 billion after tax) which was excluded from comparable earnings. The asset impairment charge was based on the excess of the carrying value of $3.3 billion over the estimated fair value of $0.2 billion. Suspension activities and related costs will continue throughout 2021 and 2022 with any adjustments to the estimated fair value and future contractual and legal obligations being expensed as incurred and also excluded from comparable earnings. The impairment is discussed further in Note 5, Asset impairment charge and other, of our Condensed consolidated financial statements.
Although we have recorded a $2.2 billion after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to suspension activities, a significant portion of this amount is shared with the Government of Alberta, thereby reducing our net financial exposure. After considering the Government of Alberta contribution of $0.4 billion for Class A Interests reported in Redeemable non-controlling interest and the $0.8 billion outstanding on the Government of Alberta guaranteed credit facility reported in Current portion of long-term debt, our net financial exposure on the $2.2 billion after-tax asset impairment at March 31, 2021 was approximately $1.0 billion determined as follows:

(millions of $)	March 31, 2021

Asset impairment charge and other (after tax)[1]	2,192
Redeemable non-controlling interest	(394)
Credit facility balance outstanding – guaranteed by the Government of Alberta	(779)
Net financial exposure on the Keystone XL pipeline project	1,019
1Refer to Note 5, Asset impairment charge and other, of our Condensed consolidated financial statements for additional information on the calculation of this amount.
TC Energy First Quarter 2021 | 27

Shortly after the Presidential Permit was revoked, construction stand-down activities were fully implemented, although certain activities are ongoing to complete work that commenced in 2020 in order to adhere to our commitment to safety and the environment. The majority of the associated continuing costs are expected to be funded through the existing project-level credit facility, which remains fully guaranteed by the Government of Alberta. On March 26, 2021, we reduced the total amount available under the credit facility from US$4.1 billion to US$1.6 billion and as at March 31, 2021, there was an outstanding balance of $779 million (US$619 million) on this facility. The formal suspension of the project does not require immediate repayment of the debt.
Legacy challenges to the 2019 Presidential Permit and the Bureau of Land Management Grant of Right-of-Way remain pending before the federal district court in Montana. With the revocation of the Presidential Permit we are assessing our next steps with respect to these matters.
Port Neches
On March 8, 2021, we entered a joint venture with Motiva Enterprises (Motiva) to construct the US$152 million Port Neches Link pipeline system which will connect the Keystone Pipeline System to Motiva’s Port Neches Terminal, which supplies 630,000 Bbl/d to their Port Arthur refinery. This common carrier pipeline system will also include facilities to tie in additional liquids terminals to the Keystone Pipeline System with other downstream infrastructure, and is expected to be in service in the second half of 2022.
CORPORATE
Acquisition of TC PipeLines, LP
On March 3, 2021, we completed the previously announced acquisition pursuant to the agreement dated December 14, 2020 which resulted in TC Energy acquiring all of the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy and TC PipeLines, LP becoming an indirect, wholly-owned subsidiary of TC Energy. Upon close of the transaction, TC PipeLines, LP common unitholders received 0.70 common shares of TC Energy for each issued and outstanding publicly-held TC PipeLines, LP common unit. In accordance with the acquisition terms, we issued 38 million TC Energy common shares for all publicly-held common units of TC PipeLines, LP valued at approximately $2.1 billion, net of transaction costs. Refer to Note 10, Redeemable non-controlling interest and non-controlling interests, of our Condensed consolidated financial statements for additional information.
28 | TC Energy First Quarter 2021

Financial condition
We strive to maintain financial strength and flexibility in all parts of the economic cycle. We rely on our operating cash flows to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets and engage in portfolio management to meet our financing needs, manage our capital structure and to preserve our credit ratings.
We believe we have the financial capacity to fund our existing capital program through predictable and growing cash flows from operations, access to capital markets, portfolio management, joint ventures, asset-level financing, cash on hand and substantial committed credit facilities. Annually, in fourth quarter, we renew and extend our credit facilities as required.
At March 31, 2021, our current assets totaled $7.3 billion and current liabilities amounted to $9.0 billion, leaving us with a working capital deficit of $1.7 billion compared to $6.8 billion at December 31, 2020. Our working capital deficiency is considered to be in the normal course of business and is managed through:
•our ability to generate predictable and growing cash flows from operations
•a total of $9.9 billion of committed revolving credit facilities of which $8.6 billion of short-term borrowing capacity remains available, net of $1.3 billion backstopping outstanding commercial paper balances. We also have arrangements in place for a further $2.4 billion of demand credit facilities of which $1.2 billion remains available as of March 31, 2021
•our access to capital markets, including through securities issuances, incremental credit facilities, portfolio management activities, DRP and Corporate ATM programs, if deemed appropriate.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended March 31
(millions of $)	2021	2020

Net cash provided by operations	1,666	1,723
Increase in operating working capital	232	371
Funds generated from operations	1,898	2,094
Specific item:
Current income tax expense on Keystone XL asset impairment charge and other	125	—
Comparable funds generated from operations	2,023	2,094
Net Cash Provided by Operations
Net cash provided by operations decreased by $57 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to lower funds generated from operations, partially offset by the amount and timing of working capital changes.
Comparable Funds Generated From Operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations decreased by $71 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to fees collected in 2020 associated with the successful completion of the Sur de Texas pipeline, partially offset by fees earned from the construction of Coastal GasLink in 2021.
TC Energy First Quarter 2021 | 29

CASH USED IN INVESTING ACTIVITIES

	three months ended March 31
(millions of $)	2021	2020

Capital spending
Capital expenditures	(1,645)	(1,996)
Capital projects in development	—	(122)
Contributions to equity investments	(240)	(151)
	(1,885)	(2,269)
Deferred amounts and other	(306)	(149)
Net cash used in investing activities	(2,191)	(2,418)
Capital expenditures in 2021 were incurred primarily for the expansion of the NGTL System and Columbia Gas projects as well as maintenance capital expenditures. Lower capital spending in 2021 compared to 2020 reflects the sale of a 65 per cent interest in and subsequent equity accounting for Coastal GasLink LP in second quarter 2020, along with the completion of the Napanee power plant in 2020.
Costs incurred on capital projects in development in 2020 were mostly attributable to spending on the Keystone XL pipeline prior to its reclassification to Plant, property and equipment upon reaching a positive final investment decision in March 2020.
Contributions to equity investments increased in 2021 compared to 2020 mainly due to higher investment in Bruce Power.
CASH PROVIDED BY FINANCING ACTIVITIES

	three months ended March 31
(millions of $)	2021	2020

Notes payable (repaid)/issued, net	(2,707)	2,919
Long-term debt issued, net of issue costs	5,929	8
Long-term debt repaid	(980)	(1,071)
Junior subordinated notes issued, net of issue costs	496	—
Redeemable non-controlling interest repurchased	(633)	—
Dividends and distributions paid	(851)	(800)
Common shares issued	34	81
Acquisition of TC PipeLines, LP transaction costs	(5)	—
Net cash provided by financing activities	1,283	1,137
Long-term debt issued
On January 4, 2021, we established a US$4.1 billion project-level credit facility to support the construction of the Keystone XL pipeline that is fully guaranteed by the Government of Alberta and non-recourse to us. The availability of this credit facility was subsequently reduced to US$1.6 billion with full repayment of amounts outstanding expected in second quarter 2021. In the three months ended March 31, 2021, we had drawn US$619 million on the credit facility.
In December 2020, our subsidiary, Columbia Pipeline Group, Inc., entered into a US$4.2 billion Term Loan due in June 2022, bearing interest at a floating rate. In January 2021, US$4.0 billion was drawn on the Term Loan and the total availability under the loan agreement was reduced accordingly.
30 | TC Energy First Quarter 2021

Long-term debt repaid/retired
In March 2021, our subsidiary, TC PipeLines, LP, redeemed US$350 million of Senior Unsecured Notes bearing interest at a fixed rate of 4.65 per cent.
In January 2021, TCPL repaid US$400 million of Debentures bearing interest at a fixed rate of 9.875 per cent.
Junior subordinated notes issued
In March 2021, we issued $500 million of Junior Subordinated Notes through TransCanada Trust, a wholly-owned financing trust subsidiary of TCPL. We will use the proceeds from the issuance to redeem all issued and outstanding TC Energy Series 13 preferred shares on May 31, 2021 pursuant to their terms and, prior to such redemption, to reduce short-term indebtedness and for general corporate purposes. For further details, refer to Note 9, Junior subordinated notes issued, of our Condensed consolidated financial statements.
Redeemable non-controlling interest repurchased
On January 8, 2021, we exercised our call right in accordance with contractual terms and paid US$497 million to repurchase the Government of Alberta Class A Interests which were classified as Current liabilities on the Consolidated balance sheet at December 31, 2020. This transaction was funded by draws on the project-level credit facility guaranteed by the Government of Alberta and non-recourse to us.
DIVIDENDS
On May 6, 2021, we declared quarterly dividends on our common shares of $0.87 per share payable on July 30, 2021 to shareholders of record at the close of business on June 30, 2021.
SHARE INFORMATION
At April 30, 2021, we had 979 million issued and outstanding common shares and 10 million outstanding options to buy common shares, of which 7 million were exercisable.
On April 1, 2021, we announced the redemption of all of the issued and outstanding Series 13 preferred shares to take place on May 31, 2021 at a price equal to $25.00 per share. On May 6, 2021, we declared a final quarterly dividend of $0.34375 per Series 13 preferred share, for the period up to but excluding May 31, 2021, payable on May 31, 2021 to shareholders of record on May 17, 2021. This will be the final dividend on the Series 13 preferred shares and, as the redemption date is also a dividend payment date, the redemption price will not include any accrued and unpaid dividends. Subsequent to May 31, 2021, the Series 13 preferred shares will cease to be entitled to dividends.
On March 3, 2021, we issued 37,955,093 TC Energy common shares to acquire all the outstanding common units of TC PipeLines, LP, valued at approximately $2.1 billion, net of transaction costs. Refer to the Recent developments – Corporate section for additional information on the acquisition.
On January 30, 2021, 818,876 Series 5 preferred shares were converted, on a one-for-one basis, into Series 6 preferred shares and 175,208 Series 6 preferred shares were converted, on a one-for-one basis, into Series 5 preferred shares.

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CREDIT FACILITIES
At April 30, 2021, we had a total of $9.8 billion of committed revolving credit facilities of which $7.8 billion of short-term borrowing capacity remains available, net of $2.0 billion backstopping outstanding commercial paper balances. We also have arrangements in place for a further $2.4 billion of demand credit facilities of which $1.3 billion remains available.
On March 4, 2021, our subsidiary, TC PipeLines, LP, terminated a US$500 million unsecured revolving credit facility bearing interest at a floating rate on which no amount was outstanding.
Refer to the Financial risks and financial instruments section for more information about liquidity, market and other risks.
CONTRACTUAL OBLIGATIONS
Capital expenditure commitments at March 31, 2021 are largely consistent with December 31, 2020 reflecting the net effect of an approximate $0.9 billion reduction related to the formal suspension of the development of the Keystone XL pipeline, offset by an increase in new normal course commitments on capital projects primarily related to NGTL System Expansion and ANR pipeline projects.
There were no other material changes to our contractual obligations in first quarter 2021 or to payments due in the next five years or after. Refer to our 2020 Annual Report for more information about our contractual obligations.
32 | TC Energy First Quarter 2021

Financial risks and financial instruments
We are exposed to market risk and counterparty credit risk and have strategies, policies and limits in place to manage the impact of these risks on our earnings, cash flows and, ultimately, shareholder value.
Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
Refer to our 2020 Annual Report for more information about the risks we face in our business which have not changed substantially since December 31, 2020, other than as noted within this MD&A. Refer to the Recent developments section of this MD&A for further information regarding the impact of COVID-19 on our financial risks.
INTEREST RATE RISK
We utilize both short- and long-term debt to finance our operations which exposes us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on short-term debt including our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt bears interest at floating rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We actively manage our interest rate risk using interest rate derivatives.
Many of our financial instruments and contractual obligations with variable rate components reference U.S. dollar LIBOR, of which certain rate settings will cease to be published at the end of 2021 with full cessation by mid-2023. We continue to monitor developments and are addressing necessary system and contractual changes while assessing the adoption of the standard market proposed reference rates. This includes identifying and analyzing existing agreements to determine the effect of reference rate reform on our consolidated financial statements.
FOREIGN EXCHANGE RISK
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our comparable EBITDA and net income. Refer to the Consolidated results – Foreign exchange section for additional information.
A small portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while the functional currency for our Mexico operations is U.S. dollars. These peso-denominated balances are revalued to U.S. dollars and, as a result, changes in the value of the Mexican peso against the U.S. dollar can affect our net income. This exposure is managed using foreign exchange derivatives.
Net investment hedges
We hedge a portion of our net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps, foreign exchange forwards and foreign exchange options.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in a number of areas including:
•cash and cash equivalents
•accounts receivable
•available-for-sale assets
•fair value of derivative assets
•loans receivable.
TC Energy First Quarter 2021 | 33

While the majority of our credit exposure is to large creditworthy entities, we maintain close monitoring and communication with those counterparties experiencing greater financial pressures due to significant market events. Although the effects of the COVID-19 pandemic and other market disruptions on our customers are difficult to predict, similar to 2020, we are not expecting a material negative impact to our 2021 earnings or cash flows. Refer to our 2020 Annual Report for more information about the factors that mitigate our counterparty credit risk exposure.
We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2021, we had no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
We have significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.
LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continuously forecasting our cash flows and ensuring we have adequate cash balances, cash flows from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions.
RELATED PARTY TRANSACTIONS
Loan receivable from affiliate
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Sur de Texas
At March 31, 2021 and December 31, 2020, the Loan receivable from affiliate on our Condensed consolidated balance sheet of MXN$20.9 billion or $1.3 billion, represented our 60 per cent proportionate share of long-term debt financing to the Sur de Texas joint venture. Our Condensed consolidated statement of income reflects the related interest income and foreign exchange impact on this loan receivable which were fully offset upon consolidation with corresponding amounts included in our 60 per cent proportionate share of Sur de Texas equity earnings as follows:

	three months ended March 31		Affected line item in the Condensed consolidated statement of income
(millions of $)	2021	2020

Interest income[1]	21	33	Interest income and other
Interest expense[2]	(21)	(33)	Income from equity investments
Foreign exchange losses[1]	(35)	(303)	Interest income and other
Foreign exchange gains[1]	35	303	Income from equity investments
1Included in our Corporate segment.
2Included in our Mexico Natural Gas Pipelines segment.
34 | TC Energy First Quarter 2021

FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. Derivative instruments, including those that qualify and are designated for hedge accounting treatment, are recorded at fair value.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk and are classified as held for trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are expected to be recovered or refunded through the tolls charged by us. As a result, these gains and losses are deferred as regulatory assets or regulatory liabilities and are refunded to or collected from the ratepayers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet presentation of the fair value of derivative instruments is as follows:

(millions of $)	March 31, 2021	December 31, 2020

Other current assets	292	235
Other long-term assets	58	41
Accounts payable and other	(86)	(72)
Other long-term liabilities	(59)	(59)
	205	145
TC Energy First Quarter 2021 | 35

Unrealized and realized gains/(losses) on derivative instruments
The following summary does not include hedges of our net investment in foreign operations:

	three months ended March 31
(millions of $)	2021	2020

Derivative Instruments Held for Trading[1]
Amount of unrealized gains/(losses) in the period
Commodities	31	66
Foreign exchange	5	(272)
Amount of realized gains/(losses) in the period
Commodities	61	36
Foreign exchange	41	(12)
Derivative Instruments in Hedging Relationships[2]
Amount of realized (losses)/gains in the period
Commodities	(11)	(3)
Interest rate	(6)	1
1Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on foreign exchange held-for-trading derivative instruments are included on a net basis in Interest income and other.
2There were no gains or losses included in Net (loss)/income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.
For further details on our non-derivative and derivative financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 14, Risk management and financial instruments, of our Condensed consolidated financial statements.
36 | TC Energy First Quarter 2021

Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2021, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in first quarter 2021 that had or are likely to have a material impact on our internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. A summary of our critical accounting estimates is included in our 2020 Annual Report.
Accounting Changes
Our significant accounting policies have remained unchanged since December 31, 2020 other than as described in Note 2, Accounting changes, of our Condensed consolidated financial statements. A summary of our significant accounting policies is included in our 2020 Annual Report.
TC Energy First Quarter 2021 | 37

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2021	2020				2019
(millions of $, except per share amounts)	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	3,381	3,297	3,195	3,089	3,418	3,263	3,133	3,372
Net (loss)/income attributable to common shares	(1,057)	1,124	904	1,281	1,148	1,108	739	1,125
Comparable earnings	1,108	1,080	893	863	1,109	970	970	924
Per share statistics:
Net (loss)/income per common share – basic and diluted	($1.11)	$1.20	$0.96	$1.36	$1.22	$1.18	$0.79	$1.21
Comparable earnings per common share	$1.16	$1.15	$0.95	$0.92	$1.18	$1.03	$1.04	$1.00
Dividends declared per common share	$0.87	$0.81	$0.81	$0.81	$0.81	$0.75	$0.75	$0.75
FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments.
In our Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines segments, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and net income generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:
•regulatory decisions
•negotiated settlements with shippers
•newly constructed assets being placed in service
•acquisitions and divestitures
•developments outside of the normal course of operations.
In Liquids Pipelines, annual revenues and net income are based on contracted and uncontracted spot transportation, as well as liquids marketing activities. Quarter-over-quarter revenues and net income are affected by:
•regulatory decisions
•newly constructed assets being placed in service
•acquisitions and divestitures
•demand for uncontracted transportation services
•liquids marketing activities and commodity prices
•developments outside of the normal course of operations
•certain fair value adjustments.
In Power and Storage, quarter-over-quarter revenues and net income are affected by:
•weather
•customer demand
•newly constructed assets being placed in service
•acquisitions and divestitures
•market prices for natural gas and power
•capacity prices and payments
•planned and unplanned plant outages
•developments outside of the normal course of operations
•certain fair value adjustments.
38 | TC Energy First Quarter 2021

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.
Comparable earnings exclude the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to specific financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
In first quarter 2021, comparable earnings also excluded:
•an after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, of $2.2 billion related to the formal suspension of the Keystone XL pipeline project following the January 20, 2021 revocation of the Presidential Permit.
In fourth quarter 2020, comparable earnings also excluded:
•an income tax valuation allowance release of $18 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an additional $18 million income tax recovery related to state income taxes on the sale of certain Columbia Midstream assets in 2019
•an incremental after-tax loss of $81 million for the three months ended December 31, 2020 related to the sale of our Ontario natural gas-fired power plants.
In third quarter 2020, comparable earnings also excluded:
•an incremental after-tax loss of $45 million related to the sale of the Ontario natural gas-fired power plants
•a $6 million reduction in the after-tax gain related to the sale of a 65 per cent equity interest in Coastal GasLink LP.
In second quarter 2020, comparable earnings also excluded:
•an after-tax gain of $408 million related to the sale of a 65 per cent equity interest in Coastal GasLink LP
•an incremental after-tax loss of $80 million related to the sale of the Ontario natural gas-fired power plants.
In first quarter 2020, comparable earnings also excluded:
•an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized
•an incremental after-tax loss of $77 million related to the Ontario natural gas-fired power plant assets held for sale.
In fourth quarter 2019, comparable earnings also excluded:
•an income tax valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an incremental after-tax loss of $61 million related to the Ontario natural gas-fired power plant assets held for sale
•an additional $19 million expense related to state income taxes on the sale of certain Columbia Midstream assets.
In third quarter 2019, comparable earnings also excluded:
•an after-tax loss of $133 million related to the Ontario natural gas-fired power plant assets held for sale
•an after-tax loss of $133 million related to the sale of certain Columbia Midstream assets
•an after-tax gain of $115 million related to the partial sale of Northern Courier.

TC Energy First Quarter 2021 | 39

In second quarter 2019, comparable earnings also excluded:
•an after-tax gain of $54 million related to the sale of our Coolidge generating station
•a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to RRA
•an after-tax gain of $6 million related to the remainder of our U.S. Northeast power marketing contracts.

40 | TC Energy First Quarter 2021